SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒           Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐           No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: DaimlerChrysler has agreed to sell its stake in Mitsubishi Motors Corporation

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Press Information
Contacts
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Toni Melfi	+49 (0)7 11/17-9 53 53	Date
November 11, 2005

DaimlerChrysler has agreed to sell its stake in Mitsubishi Motors Corporation

•      Sale of remaining 12.4% equity interest

•      Financial income to improve by approximately €500 million

•      Joint projects to be continued

Stuttgart — Today, DaimlerChrysler AG has agreed to sell its remaining equity interest in Mitsubishi Motors Corporation (MMC).

DaimlerChrysler’s shareholding in MMC is entered in the balance sheet as a financial investment and currently amounts to 12.4% of MMC’s total capital stock. Due to the complete sale of its shares in MMC, DaimlerChrysler’s financial income in 2005 will improve by approximately €500 million.

Proceeds of the sale and the exact impact on financial income will be published after closing, which will take place by the end of November the latest.

The current cooperation projects of DaimlerChrysler and MMC will not be affected by the disposal, and will continue as previously agreed. In addition, DaimlerChrysler and MMC plan to renew and extend current projects which are mutually beneficial.

Today, Dr. Rüdiger Grube resigned from his position on the Board of Directors of Mitsubishi Motors Corporation.

The MMC shares offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: November 11, 2005